Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Transition Therapeutics Inc. (“Transition”)

101 College Street, Suite 220

Toronto, Ontario M5G 1L7

Item 2.	Date of Material Change

December 15, 2009

Item 3.	News Release

A news release was disseminated through the services of Business Wire on December 15, 2009.

Item 4.	Summary of Material Change

Elan Corporation, plc (“Elan”) and Transition announced that they notified clinical investigators of modifications to the Phase II study AD201 and open label extension study AD251 for ELND005, a compound being developed for the potential treatment of Alzheimer’s disease.

Item 5.1.	Full Description of Material Change

Elan and Transition announced that they notified clinical investigators of modifications to the Phase II study AD201 and open label extension study AD251 for ELND005, a compound being developed for the potential treatment of Alzheimer’s disease. The AD201 study is evaluating three dose levels of ELND005 compared to placebo in 353 patients.

Patients will be withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily). The study will continue unchanged for patients who are assigned to the lower dose (250mg dosed twice daily) and placebo groups. The AD251 study will be modified to dose patients only at 250mg twice daily.

The decision by the companies to take these actions was made in concurrence with the Independent Safety Monitoring Committee (ISMC) following a review of the ongoing ELND005-AD201 study. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 and these deaths has not been established.

The ISMC and both companies concur that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group.

This material change report contains forward-looking statements regarding the development of scyllo-inositol (ELND005) under the collaboration agreement between Elan and Transition. These statements are based on Elan’s and Transition’s current beliefs and expectations. ELND005 may not be successfully developed or commercialized under the collaboration agreement. Factors which could cause actual results to differ materially from Elan’s and Transition’s current expectations include the risks that clinical development of ELND005 fails due to safety or efficacy issues, the results from Phase 1 clinical trials and preclinical testing of ELND005 are not predictive of results to be obtained in Phase 2 or later clinical trials, the patent issued with respect to ELND005 may not provide substantial protection or commercial benefit, the development and commercialization of competitive therapies, the collaboration agreement is terminated early or Elan and Transition encounter other unexpected delays or hurdles. Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with Elan and Transition’s drug development and other activities, see the periodic and current reports that Elan has filed with the Securities and Exchange Commission and that Transition has filed with the Securities and Exchange Commission and the Ontario Securities Commission. Elan and Transition assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 5.2.	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, contact Mr. Elie Farah, President and Chief Financial Officer at (416) 260-7770, x.203

Item. 9	Date of Report

December 15, 2009.